**Ciments Français**
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F



82-3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
February 10th 2004



**Re : Informations Furnished**
**Pursuant to Rule 12g3 - 2 (b) Exemption**
**Under the Securities Exchange Act of 1934**

Please find hereby the last information given to our shareholders :

Press Information :



- 3 February 2004

Sincelery yours.

**Finance Department Manager**

F. Moreau

**F. MOREAU**

dlw 2/19

**Personal copy** : Miss Sandra FOLSON

Press release

# Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, 3 February 2004

## 2003 CONSOLIDATED SALES

2003 consolidated sales amounts to **2,898.9 million euros,** down -1,1% compared with figures for 2002, but **up +3,4 % on a like-for-like basis and at constant exchange rates**.

Business was better than expected at the year's end in France; previous trends on other markets persisted with the decline in the USA and growth continued in Southern Europe and in emerging countries, with the exception of India.

The operating income will be affected by the exchange rate effect but the sustained level of extraordinary items should lead to an improved net income compared with the previous financial year.

The board of directors meeting held to settle the accounts will take place on 16 February 2004.

| **Breakdown by geographical areas** | **December 31st** | | | |
|---|---|---|---|---|
| **(in millions of euros)** | **2003** | **2002** | **%** | **% (1)** |
| **FRANCE** | *1,178.3* | *1,176.3* | 0.2% | 0.0% |
| **EUROPEAN UNION (excluding France)** | *512.8* | *493.2* | 4.0% | 4.8% |
| **OTHER COUNTRIES** | *1,207.8* | *1,260.8* | -4.2% | 5.9% |
| **TOTAL** | ***2,898.9*** | ***2,930.3*** | **-1.1%** | **3.4%** |

*(1) On a like for like basis*

| **Breakdown by activities** | **December 31st** | | | |
|---|---|---|---|---|
| **(in millions of euros)** | **2003** | **2002** | **%** | **% (1)** |
| **CEMENT** | *1,864.3* | *1,918.2* | -2,8% | 3,3% |
| **AGGREGATES/READY-MIXED** | *950.7* | *921,2* | 3,2% | 4,1% |
| **OTHER** | *83.9* | *90,9* | -7,7% | -3,3% |
| **TOTAL** | ***2,898.9*** | ***2,930.3*** | **-1,1%** | **3,4%** |

*(1) On a like for like basis*

**Visit our web sites :**
**Ciments Français : http://www.cimfra.com**
**Italcementi : http://www.italcementigroup.com**

**Ciments Français**
**Tour Ariane**
**92088 Paris la Défense cedex**
**Tel : +33(0)1 42 91 75 00**
**Fax: +33(0)1 42 91 77 20**